UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                       SEC File Number:  0-22810

                                                       CUSIP Number: 554335208

(Check one:)

[X] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form N-SAR
[_] Form N-CSR

        For Period Ended: December 31, 2006
                          -----------------
        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ]Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ]Transition Report on Form N-SAR For the transition period ended:
           Not applicable
           --------------

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
                                                        --------------

PART I - REGISTRANT INFORMATION

                       Mace Security International, Inc.
                       ---------------------------------
                            Full Name of Registrant

                                 Not Applicable
                                 --------------
                           Former Name if Applicable

                         1000 Crawford Place, Suite 400
                         ------------------------------
           Address of Principal Executive Office (Street and Number)

                          Mt. Laurel, New Jersey 08054
                          ----------------------------
                            City, State and Zip Code

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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

      During the process of completing its consolidated financial statements for the fiscal year ended December 31, 2006, Registrant identified certain un-reconciled accounts and accounting errors made by local staff accounting personnel at a single operating location within its security segment business. The accounting errors were identified by management as part of the process of Registrant closing its books. While Registrant is continuing to review this matter, Registrant currently believes that the overall impact should be approximately $400,000 and will principally impact accounts receivable, inventory and cost of sales at that operating location. Registrant was unable to have its audit completed in the time required to file its annual report on Form 10-K for fiscal year ended December 31, 2006, because it is still in the process of quantifying the accounting errors it discovered.

      The Registrant expects to file its Annual Report on Form 10-K for the year ended December 31, 2006 on or before April 16, 2007.

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PART IV - OTHER INFORMATION

      (l) Name and telephone number of person to contact in regard to this notification

            Robert Kramer                                 856-778-2300
            -------------                       ------------------------------
                  (Name)                                 (Area code)
                                          (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [_]Yes [X]No

The following reports were filed late in the past 12 months: (a) Annual Report on Form 10-K for fiscal year 2005; and (b) Quarterly Report on Form 8-K for Quarter ended March 30, 2006.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [_]Yes [X]No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                        Mace Security International, Inc.
                        ---------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 2, 2006                 By:   /s/ Gregory M. Krzemien
     -------------------                 -------------------------
                                               Gregory M. Krzemien


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                    ATTENTION

      INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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